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                     February 12, 2024

       Frank Lanuto
       Chief Financial Officer
       Stagwell Inc.
       One World Trade Center, Floor 65
       New York, NY 10007

                                                        Re: Stagwell Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-13718

       Dear Frank Lanuto:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services